SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2005

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios, 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Reports Net Revenues of R$697mm and EPS of R$0.71 for 3Q05
Brazil’s Low-fare, Low-cost Airline Reports Record Quarterly Net Income
71% increase in Earnings per ADS

São Paulo, November 1, 2005 – GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), Brazil’s low-fare, low-cost airline, today announced financial results for the third quarter of 2005 (3Q05). The following financial and operating information, unless otherwise indicated, is presented pursuant to US GAAP and in Brazilian reais (R$), and comparisons refer to the third quarter of 2004 (3Q04). Additionally, financial statements in BR GAAP are made available at the end of this release.

IR Contact	OPERATING & FINANCIAL HIGHLIGHTS
Email: ri@golnaweb.com.br
Tel: (55 11) 5033-4393	Net income for the quarter was a record R$138.2mm (US$59.1mm), representing a 19.8% net margin. Earnings per share (EPS), at R$0.71 (US$ 0.60 per ADS), increased 71% and were above Street estimates.
IR Website:
www.voegol.com.br/ir

EBITDAR increased by 17.1% to R$253.9mm, representing an EBITDAR margin of 36.4% (vs. 27.7% in 2Q05). Fuel-neutral operating income increased by 29% to R$208.6mm, representing a fuel-neutral EBIT margin of 29.9%. Cash, cash equivalents and short-term investments amounted to R$833.6mm. GOL has one of the lowest total debt (including total off-balance sheet lease payments) to total capitalization ratios in the airline industry worldwide.

3Q05 Earnings Results
Webcasts

Date:
Tuesday November 1, 2005
Times:	Operating cost per ASK (CASK) decreased 7.7% from 15.60 cents (R$) in 3Q04 to 14.40 cents (R$) in 3Q05. Non-fuel CASK decreased 15.8% to 8.55 cents (R$).
> In English (US GAAP)
09:00 a.m US EST
12:00 p.m Brasilia Time
Tel: +1 (973) 582-2757
Revenue passenger kilometers (RPK) increased 64.7% from 1,596mm in 3Q04 to 2,629mm in 3Q05. Available seat kilometers (ASK) increased 56.4% from 2,279mm in 3Q04 to 3,565mm in 3Q05. Average load factor increased 3.7 points to 73.7% while average passenger yields decreased 18.9% to 25.31 cents (R$) resulting in a decrease in RASK of 13.9% to 19.54 cents (R$). Net revenues totaled R$696.7mm, representing growth of 34.7%. GOL’s domestic regular air transportation market-share at the end of 3Q05 was 29%.

Replay: +1 (973) 341-3080
Code: 6640563 or GOL
> In Portuguese (US GAAP)
10:00 a.m. US EST
1:00 p.m. Brasília Time
Tel.: +55 (11) 2101-1490
Replay: +55 (11) 2101-1490
On-time arrivals averaged 93% during the quarter. Passenger complaints and lost baggage per 1,000 passengers averaged 0.87 and 0.31, respectively. GOL’s website accounted for 81% of total ticket sales during the quarter.

Código: GOL

In 3Q05, GOL added 38 new daily flight frequencies, including new flights from Southern Brazil (Porto Alegre and Florianópolis) to Buenos Aires, Argentina, and inaugurated one new destination: Boa Vista, in the State of Roraima. In October, GOL added another domestic destination: Campina Grande, in the state of Paraíba. During 4Q05, GOL plans to add regular service to Santa Cruz de La Sierra, Bolivia (inaugural flight scheduled for November 7th); Montevideo, Uruguay; and Asunción, Paraguay.

In September, GOL commenced code-share operations with Copa Airlines and began offering flight and connection options between Brazil and Panama, including several destinations across the Americas, through the Tocumen International Airport (Panama), which serves 30 destinations in 20 countries.

Four leased Boeing 737 aircraft were added during 3Q05, increasing fleet size to 38 aircraft. In October, one more Boeing 737 aircraft was added, enabling GOL to reach a frequency of 400 daily flights. Three more leased aircraft will join the fleet in 4Q05. GOL’s order for new Boeing 737-800s is comprised of 60 firm orders and 41 purchase options, totaling 101 aircraft, with the deliveries commencing in June 2006. GOL plans to double its fleet by the end of 2010 to a total of 86 aircraft.

During 3Q05, GOL began formal discussions with Fernando Chico Pardo and a group of Mexican investors, to create a low-cost carrier (LCC) in the Mexican air transportation market. GOL and its Mexican partners are working to complete agreements and apply for the necessary licenses to own, manage and operate an LCC in Mexico, under Mexican Aviation Law and other applicable regulations. Plans are to commence flights in the Mexican market in 2006.

In October, GOL concluded the first phase of its new Aircraft Maintenance Center at the Confins Airport, in the State of Minas Gerais. The center’s first hangar was certified by the DAC (Department of Civil Aviation) to begin maintenance services and received its first GOL aircraft. The certification authorizes GOL to perform maintenance services for Boeing 737-300s and Boeing Next Generation 737-700 and 800s.

GOL received recognition as the best financially managed company in 2004 among 500 Brazilian companies, according to a survey conducted by the magazine IstoÉ Dinheiro in partnership with the auditing firm Deloitte.

Financial & Operating Highlights			%		%
(US GAAP)	3Q05	3Q04	Change	2Q05	Change
RPKs (mm)	2,629	1,596	64.7%	2,239	17.4%
ASKs (mm)	3,565	2,279	56.4%	3,086	15.5%
Load Factor	73.7%	70.0%	+3.7 pp	72.6%	+1.1 pp
Passenger Revenue per ASK (R$ cents)	18.66	21.84	-14.6%	17.00	9.8%
Operating Revenue per ASK (R$ cents) (“RASK”)	19.54	22.69	-13.9%	18.22	7.2%
Operating Cost per ASK (R$ cents) (“CASK”)	14.40	15.60	-7.7%	15.46	-6.9%
Operating Cost ex-fuel per ASK (R$ cents)	8.55	10.16	-15.8%	9.22	-7.3%
Breakeven Load Factor	54.3%	48.1%	+6.2 pp	61.6%	-7.3 pp
Net Revenues (R$ mm)	696.7	517.2	34.7%	562.2	23.9%
EBITDAR (R$ mm)	253.9	216.9	17.1%	155.7	63.1%
EBITDAR Margin	36.4%	41.9%	-5.5 pp	27.7%	+8.7 pp
Operating Income (R$ mm)	183.3	162.0	13.1%	85.0	115.6%
Operating Margin	26.3%	31.3%	-5.0 pp	15.1%	+11.2 pp
Net Income (R$ mm)	138.2	96.9	42.6%	73.4	88.3%
Net Income Margin	19.8%	18.7%	+1.1 pp	13.1%	+6.7 pp
Earnings per Share (R$ )	0.71	0.52	36.5%	0.38	86.8%
Earnings per ADS Equivalent (US$ )	0.60	0.35	71.4%	0.31	93.5%
Weighted average number of shares, basic (000)	195,269	187,543	4.1%	192,915	1.2%
Weighted average number of ADS, basic (000)	97,635	93,772	4.1%	96,457	1.2%

Note: Historical RPK and ASK data may have immaterial alterations to match with official (final) DAC data.

MANAGEMENT’S COMMENTS ON 3Q05 RESULTS

GOL’s performance in the third quarter of 2005 demonstrated the Company’s ability to grow capacity significantly while reducing costs and maintaining profitability, even during periods of extremely high fuel prices. “GOL remains committed to its virtuous cycle of maintaining low costs, allowing us to offer the lowest fares and achieve the highest load factors in the Brazilian market, thereby driving industry-leading profitability,” commented Constantino de Oliveira Junior, GOL’s CEO. Mr. Oliveira added, “Through the addition of aircraft and flight frequencies during the quarter, GOL significantly increased its domestic market share to 29% and consolidated its position as the second-largest domestic airline in Brazil.”

GOL’s profits in the third quarter of 2005 were above market estimates and demonstrated the benefits of increased scale, high productivity, and strict cost control. GOL continued to show the highest load factors in the Brazilian market and one of the highest aircraft utilizations in the world, while maintaining market cost leadership. During the quarter, GOL’s load factor increased 3.7 percentage points to 73.7%, aircraft utilization remained at 14 block hours per day, while operating costs per ASK decreased 15.8%, excluding fuel.

While fuel costs per available seat kilometer (ASK) increased 7.5% year-over-year, GOL’s operating cost per seat kilometer (CASK) decreased by 7.7% to 14.40 cents (R$). Cost reductions were driven by increased scale, productivity and stage length, reductions in sales, marketing and Boeing aircraft maintenance expenses, and a 21.5% appreciation of the Brazilian Real against the U.S. dollar. The 17% increase in employees over 2Q05, related to planned capacity expansion in the second half of 2005, was compensated with higher productivity.

Demand for our passenger air transportation services grew at high rates during the quarter, stimulated by average fare reductions of 11.4% vs. the previous year. The 7.5% increase in fuel CASK (fuel CASK represented 41% of total CASK), combined with a 13.9% reduction in RASK, resulted in operating income growth of 13.1% in the year-over-year comparison. Fuel-neutral operating income increased 29% in the year-over-year comparison. The Company has hedged approximately 50% of its fuel price exposure and 70% of its U.S. dollar exposure for 4Q05. “Our absolute market cost leadership, represented by a stage-length adjusted CASK over 25% lower than our closest competitor, is key to our virtuous cycle, and allows us to provide the lowest fares and the best customer value proposition in the market,” commented Richard Lark, GOL’s CFO.

In terms of future perspectives, besides maintaining high levels of productivity and profitability, short-term growth will be driven by the addition of new aircraft, new destinations and new frequencies. The addition of four Boeing 737 aircraft to the fleet in the last quarter of 2005 will increase seat capacity by over 60% year-over-year.

GOL remains committed to its strategy of profitable expansion through a low cost structure and high quality customer service. “We are very proud that more than 33 million customers have chosen to fly GOL, and we continue to make every effort to offer them the best in air travel: new planes, frequent flights in the main markets, an ever-expanding integrated route system and lower prices; all of which is delivered by our dedicated team of employees who are key to our success," stated Mr. Oliveira. “By remaining focused on our business model, while continuing to grow, be innovative and provide the lowest fares, we will further create value for our customers, employees and shareholders.”

REVENUES

Net operating revenues, principally revenues from passenger transportation, increased 34.7% to R$696.7mm, primarily due to higher revenue passenger kilometers (RPK) and a lower yield. RPK growth was driven by a 44.6% increase in departures, as well as an increase in load factor from 70.0% to 73.7% . RPKs grew 64.7% to 2,629 mm, and revenue passengers grew 48.8% to 3.5 mm.

Average fares decreased 11.4% from R$221 to R$196, principally due to our fare re-alignment in March 2005. Yields declined 18.9% to 25.31 cents (R$) per passenger kilometer, due to lower fares and a 7.3% increase in average stage length.

Complementing net operating revenues, cargo transportation activities primarily contributed to the expansion of other operating revenues, which increased from R$19.5mm to R$31.3mm.

The 56.4% year-over-year capacity expansion, represented by ASKs, facilitated the addition of 38 new daily flight frequencies (including 7 night flights) and one new destination in 3Q05. The addition of an four average operating aircraft during the quarter (or from 23 to 37 aircraft in the year-over-year comparison) drove the ASK increase.

Operating revenue per available seat kilometer (RASK) decreased 13.9% to R$19.54 cents in 3Q05.

The growth in RPKs resulted in a higher domestic market share for GOL, reaching 29% in the end of 3Q05, compared to 22% in the end of 3Q04. Through its regular international flights to Buenos Aires, Argentina, GOL achieved an international market share of 2% (share of Brazilian airline RPK) in the same period. Approximately 5% of GOL’s total RPKs were related to international passenger traffic (Brazil-Buenos Aires routes).

OPERATING EXPENSES

Operating expenses per ASK decreased by 15.8%, excluding fuel, in the quarter. Total CASK decreased 7.7%, to 14.40 cents (R$), due to higher productivity, a longer average stage length, and by a greater dilution of fixed costs over a higher number of ASKs, offset by increases in aircraft fuel expenses per ASK. Total operating expenses increased 44.5%, reaching R$513.4mm, due to high fuel prices and the expansion of our operations (fleet and employee expansion, a higher volume of landing fees and marketing activities). Fuel price increases during 3Q05 accounted for one-third of the R$84.7mm increase in fuel expenses. Breakeven load factor increased to 54.3% in the year-over-year comparison.

Results from GOL’s operating expense (jet fuel and USD-related) hedging programs are accounted for in accordance with SFAS 133 (Statement of Financial Accounting Standard No 133), “Accounting of Derivatives and Hedging Activities.”

The breakdown of our costs and operational expenses for 3Q05, 3Q04 and 2Q05 is as follows:

Operating Expenses (R$ cents / ASK)
	3Q05	3Q04	% Chg.	2Q05	% Chg.
Salaries, wages and benefits	1.85	1.87	-1.1%	1.83	1.1%
Aircraft fuel	5.85	5.44	7.5%	6.24	-6.3%
Aircraft rent	1.74	2.17	-19.8%	2.02	-13.9%
Aircraft insurance	0.22	0.28	-21.4%	0.24	-8.3%
Sales and marketing	2.26	2.95	-23.4%	2.55	-11.4%
Landing fees	0.68	0.64	6.3%	0.69	-1.4%
Aircraft and traffic servicing	0.73	0.65	12.3%	0.64	14.1%
Maintenance, materials and repairs	0.17	0.57	-70.2%	0.34	-50.0%
Depreciation	0.24	0.24	0.0%	0.27	-11.1%
Other operating expenses	0.66	0.79	-16.5%	0.64	3.1%

Total operating expenses	14.40	15.60	-7.7%	15.46	-6.9%

Operating expenses ex- fuel	8.55	10.16	-15.8%	9.22	-7.3%

Total Operating Expenses Fuel-Neutral 3Q04
(using 3Q04 fuel prices)	13.69	15.59	-12.2%	-	-

Total Operating Expenses Fuel-Neutral 2Q05
(using 2Q05 fuel prices)	14.00	-	-	15.46	-9.4%

Operating Expenses (R$ million)
	3Q05	3Q04	% Chg.	2Q05	% Chg.
Salaries, wages and benefits	66.1	42.6	55.0%	56.5	17.0%
Aircraft fuel	208.7	124.0	68.3%	192.6	8.4%
Aircraft rent	62.1	49.4	25.7%	62.4	-0.5%
Aircraft insurance	8.0	6.3	27.8%	7.5	6.7%
Sales and marketing	80.4	67.3	19.6%	78.6	2.3%
Landing fees	24.2	14.6	65.7%	21.4	13.1%
Aircraft and traffic servicing	25.9	14.7	76.1%	19.6	32.1%
Maintenance, materials and repairs	6.0	12.9	-54.0%	10.4	-42.3%
Depreciation	8.5	5.5	56.0%	8.3	2.4%
Other operating expenses	23.5	17.9	31.3%	19.9	18.1%

Total operating expenses	513.4	355.2	44.5%	477.2	7.6%

Operating expenses ex- fuel	304.7	231.2	31.8%	284.6	7.1%

Total Operating Expenses Fuel-Neutral 3Q04
(using 3Q04 fuel prices)	488.1	355.2	37.4%	-	-

Total Operating Expenses Fuel-Neutral 2Q05
(using 2Q05 fuel prices)	499.0	-	-	477.2	4.6%

Salaries, wages and benefits expenses per available seat kilometer (ASK) decreased 1.1% to 1.85 cents, despite a 5.8% inflation adjustment on salaries in 4Q04, a R$9.3mm provision for our employee profit sharing program (100% of 2004 profit sharing was expensed in 4Q), and to a 60.3% increase in the number of full-time equivalent employees - from 2,919 to 4,678 - related to capacity expansion.

Aircraft fuel expenses per ASK increased 7.5% over 3Q04 to 5.85 cents (R$), due to higher fuel prices per liter. The average fuel cost per liter increase over to 3Q04 was primarily due to the 44.5% increase in the international price for crude oil (WTI), partially offset by the 21.5% Brazilian Real appreciation against the U.S. dollar. GOL’s hedging program, in conjunction with its fuel efficient fleet and intelligent yield management, has helped to mitigate increases in jet fuel prices. The Company has hedged approximately 50% of its fuel requirements for 4Q05.

Aircraft rent per ASK decreased 19.8% to 1.74 cents (R$) in 3Q05 primarily due to a high aircraft utilization rate (14 block hours per day), and a 21.5% appreciation of the Brazilian Real during the period. GOL’s high aircraft utilization rates are attributable to a standardized Boeing fleet, which reduces complexity and turnaround times, and allows an increase in the number of daily flights per aircraft and a 24-hour per day utilization for over 25% of the fleet.

Aircraft insurance expenses per ASK decreased 21.4% due to the reduction in average premium rates, the 21.5% appreciation of the Brazilian Real against the US dollar, and a higher aircraft utilization rate.

Sales and marketing expenses per ASK decreased 23.4% to 2.26 cents (R$) primarily due to reductions in incentive sales commissions and an increase in ticket sales on the GOL website. GOL booked a majority of its ticket sales through a combination of its website (81% during 3Q05) and its call center (12% during 3Q05).

Landing fees per ASK increased 6.3% to 0.68 cents (R$), due to a 44.6% increase in departures and a 15% increase in average landing and navigation tariffs.

Aircraft and traffic servicing expenses per ASK increased 12.3% to 0.73 cents (R$), as a result of increased costs of third party services, principally ramp, baggage handling and technology services.

Maintenance, materials and repairs per ASK decreased 70.2% to 0.17 cents (R$), primarily due to reduced maintenance expenses in GOL’s Boeing aircraft phased maintenance program and a 21.5% appreciation of the Brazilian Real against the U.S. dollar.

Depreciation per ASK remained flat at 0.24 cents (R$), due to higher productivity, despite the higher volume of fixed assets, particularly spare parts inventory, and the increase of our technology equipment, due to our expansion of operations.

Other operating expenses per ASK were 0.66 cents (R$), a 16.5% decrease when compared to the same period of the previous year, due to higher productivity.

COMMENTS ON EBITDA AND EBITDAR[1]

The impact of a 3.15 cents (R$) RASK decrease, partially compensated by a CASK decrease of 1.20 cents (R$), resulted in a reduction of EBITDA per available seat kilometer to 5.38 cents (R$) in 3Q05. Compared to 2Q05, EBITDA per ASK increased 77.6% . Our EBITDA was positively affected by the 57.6% increase in operating capacity, and totaled R$191.8 in the period compared to R$167.5mm in 3Q04 (a 14.5% increase) and R$93.3mm in 2Q05 (a 105.6% increase).

EBITDAR Calculation (R$ cents / ASK)
	3Q05	3Q04	Chg. %	2Q05	Chg. %
Net Revenues	19.54	22.69	-13.9%	18.22	7.2%
Operating Expenses	14.40	15.60	-7.7%	15.46	-6.9%

EBIT	5.14	7.09	-27.5%	2.76	86.2%
Depreciation & Amortization	0.24	0.24	0.0%	0.27	-11.1%

EBITDA	5.38	7.33	-26.6%	3.03	77.6%
EBITDA Margin	27.5%	32.4%	-4.9 pp	16.6%	+10.9 pp
Aircraft Rent	1.74	2.17	-19.8%	2.02	-13.9%

EBITDAR	7.12	9.50	-25.1%	5.05	41.0%
EBITDAR Margin	36.4%	41.9%	-5.5 pp	27.7%	+8.7 pp

EBITDAR Calculation (R$ million)
	3Q05	3Q04	Chg. %	2Q05	Chg. %
Net Revenues	696.7	517.2	34.7%	562.2	23.9%
Operating Expenses	513.4	355.2	44.5%	477.2	7.6%

EBIT	183.3	162.0	13.1%	85.0	115.6%
Depreciation & Amortization	8.5	5.5	56.0%	8.3	2.4%

EBITDA	191.8	167.5	14.5%	93.3	105.6%
EBITDA Margin	27.5%	32.4%	-4.9 pp	16.6%	+10.9 pp
Aircraft Rent	62.1	49.4	25.7%	62.4	-0.5%

EBITDAR	253.9	216.9	17.1%	155.7	63.1%
EBITDAR Margin	36.4%	41.9%	-5.5 pp	27.7%	+8.7 pp

Aircraft rent represents a significant operating expense for GOL. As GOL leases all of its aircraft, we believe that EBITDAR (equivalent to EBITDA before aircraft rent expenses) is an important measure of relative operating performance. On a per available seat kilometer basis, EBITDAR was 7.12 cents (R$) in 3Q05, compared to 9.50 cents (R$) in 3Q04. EBITDAR amounted to R$253.9mm in 3Q05, compared to R$216.9mm in the same period last year and R$155.7mm in 2Q05.

____________________________
1EBITDA (earnings before interest, taxes, depreciation and amortization) and EBITDAR (earnings before interest, taxes, depreciation, amortization and rent) are presented as supplemental information because we believe they are useful indicators of our operating performance and are useful in comparing our performance with other companies in the airline industry. We usually present EBITDAR, in addition to EBITDA, because aircraft leasing represents a significant operating expense of our business, and we believe the impact of this expense should also be considered. However, neither figure should be considered in isolation, as a substitute for net income prepared in accordance with US GAAP, BR GAAP or as a measure of a company’s profitability. In addition, our calculations may not be comparable to other similarly titled measures of other companies.

FINANCIAL RESULTS

Financial expenses increased R$10.5mm due to a higher amount of short-term working capital debt, related to increased operations, and a negative variation on dollar-denominated deposits (a non-cash effect). Financial income increased R$52.5mm, primarily due to a R$99.9mm increase in cash and cash equivalents.

Financial Results (R$ thousands)	3Q05	3Q04	2Q05

Financial Expenses
Interest Expenses	(8,812)	(4,814)	(5,284)
Exchange variation Loss	(54)	-	(1,681)
Other	(6,407)	-	(9,838)
Total Financial Expenses	(15,273)	(4,814)	(16,803)

Financial Income
Financial Income	36,710	(10,525)	36,248
Capitalized Interest	5,258	-	5,677
Exchange variation Gain	-	-	-
Total Financial Income	41,968	(10,525)	41,925

Net Financial Results	26,695	(15,339)	25,122

NET INCOME AND EARNINGS PER SHARE

Net income in 3Q05 was R$138.2mm, representing a 19.8% net income margin, vs. R$96.9mm of net income in 3Q04.

Net earnings per share, basic, was R$0.71 in 3Q05 compared to R$0.52 in 3Q04. Basic weighted average shares outstanding were 195,269,054 in 3Q05 and 187,543,244 in 3Q04. Net earnings per share, diluted, was R$0.70 in the 3Q05 compared to R$0.51 in 3Q04. Fully-diluted weighted average shares outstanding were 196,050,417 in 3Q05 and 188,369,512 in 3Q04.

Net earnings per ADS, basic, was US$0.60 in 3Q05 compared to US$0.35 in 3Q04. Basic weighted average ADS outstanding were 97,634,527 in 3Q05 and 93,771,622 in 3Q04. Net earnings per ADS, diluted, was US$0.60 in the 3Q05 compared to US$0.35 in 3Q04. Fully-diluted weighted average ADS outstanding were 98,025,208 in 3Q05 and 94,184,756 in 3Q04.

GOL’s bylaws provide for a mandatory dividend to common and preferred shareholders of at least 25% of annual net distributable income (i.e., net income after a 5% provisioning of net income as legal reserves) determined in accordance with Brazilian corporation law (BR GAAP). For this purpose, net income was R$342.7mm in the first nine months of 2005.

CASH FLOW

Cash, cash equivalents and short-term investments decreased R$109.2mm during 3Q05. Cash from operating activities was R$120.5mm, mainly due to increased earnings from operations (R$138.2mm), partially offset by an increase in accounts receivable (R$33.0mm) and maintenance deposits (R$31.4mm) . The amount deposited for future maintenance was US$144mm at September 30, 2005.

Cash used in investing activities was R$165.9mm, consisting primarily of advances for aircraft acquisition (R$149.2mm) and acquisition of property and equipment (R$16.1mm) . Part of the Company’s cash (R$4.3mm) was invested in highly-liquid short-term instruments with maturities above 90 days. In the fourth quarter of 2005, we expect capital expenditures of approximately R$190mm, mainly due to increases in advances for aircraft acquisition.

Cash used in financing activities during 3Q05 was R$63.7mm, consisting primarily of R$57.9mm used for repayments of short-term borrowings.

Cash Flow Summary (R$ million)	3Q05	3Q04	% Change	2Q05	% Change
Net cash provided by operating activities	120.5	77.7	55.2%	36.8	227.4%
Net cash used in investing activities	(165.9) [1]	(15.2)	988.9%	(67.5) [2]	145.8%
Net cash provided by financing activities	(63.7)	(24.9)	156.5%	217.8	nm

Net increase in cash, cash equivalents & short term investments	(109.1)	37.6	nm	187.1	nm

1.	Excluding R$4.3 mm of cash invested in highly-liquid short-term investments with maturities above 90 days, as defined by SFAS 115.
2.	Excluding R$106.6 mm of cash invested in highly-liquid short-term investments with maturities above 90 days, as defined by SFAS 115.

COMMENTS ON THE BALANCE SHEET

GOL’s liquidity remained solid during 3Q05. The net cash position at September 30, 2005 was R$766.9mm, a decrease of R$51.3mm vs. 2Q05. The Company’s total liquidity was R$1,349mm (cash, short-term investments and accounts receivable) at the end of 3Q05. GOL’s leverage is low and its total debt (including future minimum lease payments) to total capitalization ratio is one of the lowest in the industry worldwide.

On September 30, 2005, the Company had seven revolving lines of credit secured by receivables and promissory notes, which allowed for borrowings of up to R$311mm. On September 30, 2005 the outstanding amount under these lines of credit was R$67mm.

Cash Position and Debt (R$ million)	9/30/2005	6/30/2005	% Change
Cash, cash equivalents & short-term investments	833.6	942.8	-11.6%
Short-term debt	66.7	124.6	-46.5%
Long-term debt	-	-	-

Net cash	766.9	818.2	-6.3%

Currently, GOL leases all of its aircraft, as well as airport terminal space, other airport facilities, office space and other equipment. On September 30, 2005, the Company leased 38 aircraft under operating leases, with initial lease term expiration dates ranging from 2006 to 2012.

Future minimum lease payments under non-cancelable operating leases are denominated in US dollars. Such leases with initial or remaining terms at September 30, 2005 were as follows:

Minimum Lease Payments Schedule (thousands)
	R$	US$
2005	59,963	26,984
2006	234,173	105,379
2007	222,113	99,952
2008	153,788	69,205
2009	108,602	48,871
After 2009	58,772	26,448

Total minimum lease payments	837,411	376,839

Currently, the Company has 60 firm orders and 41 options to purchase new Boeing 737-800 Next Generation aircraft. The firm orders have an approximate value of US$4.3 billion (based on aircraft list price) and are scheduled to be delivered between 2006 and 2012. As of September 30, 2005, GOL has made deposits in the amount of US$121.4mm related to the orders described below:

Aircraft Purchase Commitments (thousands)
	Expected New
	Aircraft	R$	US$
	Deliveries
2005	-	196,309	88,340
2006	11	1,569,869	706,448
2007	13	1,910,339	859,661
2008	8	1,201,850	540,838
2009	6	939,986	422,998
2010	8	1,301,620	585,735
2011	7	1,172,037	527,422
2012	7	1,214,235	546,411

Total	60	9,506,245	4,277,853

GOL’s expected fleet growth from 2005 to 2010 is as follows (includes firm orders only):

Aircraft	2005	2006	2007	2008	2009	2010
737-300	12	8	5	-	-	-
737-700	22	26	23	22	22	22
737-800	8	20	32	42	56	64

Total	42	54	60	64	78	86

Owned	-	11	24	30	38	46
Leased	42	43	36	34	40	40

OUTLOOK

GOL will continue to invest in its successful low-fare, low-cost business model. We will continue to evaluate opportunities to expand our operations by adding new flights in Brazil where sufficient market demand exists and expanding into other high-traffic centers in South American countries. We expect to benefit from economies of scale and reduce our average non-fuel cost per available seat kilometer (CASK) as we add additional aircraft to a well-established and highly-efficient operating infrastructure. We anticipate a solid fourth quarter, thanks to the dedicated effort of our employees in improving productivity throughout the Company.

The scheduled addition of four new aircraft to our fleet in the last quarter of 2005 should allow a 65% increase in available seat capacity over the same period of 2004. For the fourth quarter we expect a load factor in the range of 75-77% with yields in the range of R$29-30 cents (R$ per ASK). We expect a stable foreign exchange rate environment for the near term, supported by good economic fundamentals in the Brazilian economy. We expect that high oil prices will continue to pressure our fuel costs, partially mitigated by our hedging program. For the fourth quarter, we expect non-fuel CASK to be in the range of R$9-10 cents. For the full year 2005, we expect earnings per share near the lower end of our disclosed guidance range for the year of R$2.85 to R$3.15 per share.

Preliminary guidance for 2006 is based on GOL’s planned capacity expansion and the expected high demand for our passenger transportation services, driven by strong Brazilian economic fundamentals and GOL’s demand-stimulating low fares. Our preliminary projections are for a 2006 full-year EPS in the range of R$3.70 to R$4.15, representing annual growth of almost 40%. We plan to continue to popularize air travel in South America through expansion, technological innovation, improved operating efficiency, strict cost management, the lowest prices and high quality passenger service.

Financial Outlook (US GAAP)	2006 (preliminary
full year)
ASK Growth	+/- 45%
Average Load Factor	+/- 74%
Net Revenues (R$ billion)	+/- R$ 4.0
Operating Margin	25% - 27%
Earnings per Share	R$ 3.70 – R$ 4.15

GLOSSARY OF INDUSTRY TERMS

Revenue passengers represents the total number of paying passengers flown on all flight segments.

Revenue passenger kilometers (RPK) represents the numbers of kilometers flown by revenue passengers.

Available seat kilometers (ASK) represents the aircraft seating capacity multiplied by the number of kilometers the seats are flown.

Load factor represents the percentage of aircraft seating capacity that is actually utilized (calculated by dividing RPK by ASK).

Breakeven load factor is the passenger load factor that will result in passenger revenues being equal to operating expenses.

Aircraft utilization represents the average number of block hours operated per day per aircraft for the total aircraft fleet.

Block hours refers to the elapsed time between an aircraft leaving an airport gate and arriving at an airport gate.

Yield per passenger kilometer represents the average amount one passenger pays to fly one kilometer.

Passenger revenue per available seat kilometer represents passenger revenue divided by available seat kilometers.

Operating revenue per available seat kilometer (RASK) represents operating revenues divided by available seat kilometers.

Average stage length represents the average number of kilometers flown per flight.

Operating expense per available seat kilometer (CASK) represents operating expenses divided by available seat kilometers.

About GOL Linhas Aéreas Inteligentes
GOL Linhas Aéreas Inteligentes, a “low-cost, low-fare” airline, is one of the most profitable and fastest growing airlines in the industry worldwide. GOL operates a simplified fleet with a single class of service. It also has one of the youngest and most modern fleets in the industry that results in low maintenance, fuel and training costs, with high aircraft utilization and efficiency ratios. In addition, safe and reliable services, which stimulate GOL’s brand recognition and customer satisfaction, allow GOL to have the best value proposition in the market. GOL currently offers over 400 daily flights to 44 major business and travel destinations in Brazil and Argentina, with substantial expansion opportunities. GOL growth plans include increasing frequencies in existing markets and adding service to additional markets in both Brazil and other high-traffic South American travel destinations. GOL shares are listed on the NYSE and the Bovespa. For more information, flight times and fares, please access our site at www.voegol.com.br or call 0300-789-2121 in Brazil, 0810-266-3131 in Argentina, 800-1001 21 in Bolivia, or 55 11 2125-3200 from overseas. GOL: here everyone can fly!

CONTACT: GOL Linhas Aéreas Inteligentes S.A.

Investor Relations:
Ph: (5511) 5033 4393
e-mail: ri@golnaweb.com.br
site: www.voegol.com.br/ir

Media – Brazil and Latin America:	Media – U.S. and Europe:
Roberta Corbioli and Márcia Bertoncello	Meaghan Smith
MVL Comunicação	Gavin Anderson & Company
Ph: (5511) 3049-0343 / 0341	Ph: 212-515-1904
e-mail: roberta.corbioli@mvl.com.br	e-mail: msmith@gavinanderson.com

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

Operating Data
US GAAP - Unaudited
	3Q05	3Q04	% Change

Revenue Passengers (000)	3,496	2,350	48.8%
Revenue Passengers Kilometers (RPK) (mm)	2,629	1,596	64.7%
Available Seat Kilometers (ASK) (mm)	3,565	2,279	56.4%
Load factor	73.7%	70.0%	+3.7 pp
Break-even load factor	54.3%	48.1%	+6.2 pp
Aircraft utilization (block hours per day)	13.9	14.1	-1.4%
Average fare	R$ 195.78	R$ 221.08	-11.4%
Yield per passenger kilometer (cents)	25.31	31.19	-18.9%
Passenger revenue per available set kilometer (cents)	18.66	21.84	-14.6%
Operating revenue per available seat kilometer (RASK) (cents)	19.54	22.69	-13.9%
Operating cost per available seat kilometer (CASK) (cents)	14.40	15.60	-7.7%
Operating cost, excluding fuel, per available seat kilometer (cents)	8.55	10.16	-15.8%
Number of Departures	32,237	22,299	44.6%
Average stage length (km)	731	681	7.3%
Avg number of operating aircraft during period	37.0	22.7	63.0%
Full-time equivalent employees at period end	4,678	2,919	60.3%
% of Sales through website during period	81.3%	77.7%	+3.6 pp
% of Sales through website and call center during period	93.3%	90.6%	+2.7 pp
Average Exchange Rate (1)	R$ 2.34	R$ 2.98	-21.5%
End of period Exchange Rate (1)	R$ 2.22	R$ 2.86	-22.4%
Inflation (IGP-M) (2)	-1.4%	3.3%	-4.7 pp
Inflation (IPCA) (3)	0.3%	1.9%	-1.6 pp
WTI (avg. per barrel) (4)	$63.31	$43.82	44.5%

(1) Source: Brazilian Central Bank
(2) Source: Fundação Getulio Vargas
(3) Source: IBGE
(4) Source: Bloomberg

Consolidated Statement of Operations
US GAAP - Unaudited
R$ 000
	3Q05	3Q04	% Change

Net operating revenues
Passenger	$665,374	$497,757	33.7%
Cargo and Other	31,284	19,477	60.6%

Total net operating revenues	696,658	517,234	34.7%

Operating expenses
Salaries, wages and benefits	66,060	42,632	55.0%
Aircraft fuel	208,711	123,978	68.3%
Aircraft rent	62,135	49,429	25.7%
Aircraft insurance	8,025	6,281	27.8%
Sales and marketing	80,439	67,275	19.6%
Landing fees	24,190	14,597	65.7%
Aircraft and traffic servicing	25,869	14,692	76.1%
Maintenance materials and repairs	5,951	12,944	-54.0%
Depreciation	8,523	5,463	56.0%
Other operating expenses	23,532	17,920	31.3%

Total operating expenses	513,435	355,211	44.5%

Operating income	183,223	162,023	13.1%

Other expense
Financial expense	(8,812)	(4,814)	83.0%
Financial income	36,710	(10,525)	-448.8%
Capitalized interest	5,258	-	nm
Exchange variation loss	(54)	-	nm
Other	(6,407)	-	nm

Income before income taxes	209,918	146,684	43.1%
Income taxes current	(64,222)	(46,488)	38.1%
Income taxes deferred	(7,506)	(3,296)	127.7%

Net income	138,190	96,900	42.6%

Earnings per share, basic	$0.71	$0.52	36.5%
Earnings per share, diluted	$0.70	$0.51	37.3%

Earnings per ADS, basic - US Dollar	$0.60	$0.35	71.4%
Earnings per ADS, diluted - US Dollar	$0.60	$0.35	71.4%

Basic weighted average shares outstanding (000)	195,269	187,543	4.1%
Diluted weighted average shares outstanding (000)	196,050	188,370	4.1%

Consolidated Balance Sheet
US GAAP - Unaudited
R$ 000
	September 30, 2005	June 30, 2005

ASSETS	2,266,849	2,156,392
Current Assets	1,428,590	1,500,654
Cash and cash equivalents	60,895	174,307
Short-term investments	772,731	768,479
Receivables less allowance	515,779	483,944
Inventories	31,643	24,011
Recoverable taxes and deferred tax	16,121	19,921
Prepaid expenses	26,375	23,125
Other current assets	5,046	6,867
Property and Equipment, net	455,080	297,674
Pre-delivery deposits for flight equipment	319,396	170,215
Other property and equipment	202,492	186,388
Accumulated depreciation	(66,808)	(58,929)
Other Assets	383,179	358,064
Deposits for aircraft leasing contracts	20,037	22,892
Deposits for aircraft maintenance	353,911	322,471
Other	9,231	12,701
LIABILITIES AND SHAREHOLDER'S EQUITY	2,266,849	2,156,392
Current Liabilities	426,233	462,354
Accounts payable	34,988	33,576
Air traffic liability	193,726	190,684
Payroll and related charges	60,555	45,420
Operating leases payable	10,285	10,837
Short-term borrowings	66,678	124,556
Dividends Payable	673	663
Sales tax and landing fees	54,808	49,874
Other current liabilities	4,520	6,744
Long Term Liabilities	86,896	80,119
Deferred income taxes, net	69,737	66,200
Other liabilities	17,159	13,919
Shareholder's Equity	1,753,720	1,613,919
Preferred Shares (no par value)	828,215	828,637
Common shares (no par value)	41,500	41,500
Additional Paid In Capital	49,733	50,031
Compensation Expenses	(5,877)	(7,432)
Appropriated retained earnings	18,352	18,352
Unappropriated retained earnings	827,372	689,182
Net comprehensive income	(5,575)	(6,351)

Consolidated Statement of Cash Flows
US GAAP - Unaudited
R$ 000
	3Q05	3Q04	% Change

Cash flows from operating activities
Net income (loss)	138,190	96,900	42.6%
Adjustments to reconcile net income
provided by operating activities
Amortization of compensation in stocks	1,257	7,164	-82.5%
Depreciation	8,523	5,463	56.0%
Provision for doubtful accounts receivable	1,172	43	2625.6%
Deferred income taxes	7,506	3,296	127.7%
Changes in operating assets and liabilities
Receivables	(33,007)	(54,745)	-39.7%
Inventories	(7,632)	(1,052)	625.5%
Prepaid expenses, other assets
and recoverable taxes	3,112	245	1170.2%
Accounts payable and long-term vendor payable	1,412	4,270	-66.9%
Deposits for aircraft and engine maintenance	(31,440)	(12,825)	145.1%
Operating leases payable	656	(6,086)	-110.8%
Air traffic liability	3,042	18,498	-83.6%
Payroll and related charges	15,137	2,253	571.9%
Other liabilities	12,582	14,242	-11.7%

Net cash provided by (used in) operating activities	120,510	77,666	55.2%
Cash flows from investing activities
Deposits for aircraft leasing contracts	8	1,295	-99.4%
Acquisition of property and equipment	(16,748)	(14,997)	11.7%
Pre-delivery deposits	(149,181)	(1,535)	9618.6%
Aquisition of short-term securities	(4,252)	-	nm

Net cash used in investing activities	(170,173)	(15,237)	1016.8%
Cash flows from financing activities
Short term borrowings, net	(57,879)	(22,119)	161.7%
Issuance of common and preferred shares	-	(2,739)	-100.0%
Deferred Income tax on issuance costs	(5,880)	-	nm
Dividends payable	10	-	nm

Net cash provided by financing activities	(63,749)	(24,858)	156.5%

Net increase in cash and cash equivalents	(113,412)	37,571	-401.9%
Cash and cash equivalents at beginning of the period	174,307	696,169	-75.0%
Cash and cash equivalents at end of the period	60,895	733,740	-91.7%

Cash, cash equiv. and ST invest. at beg. of the period	942,786	696,169	35.4%
Cash, cash equiv. and ST invest. at end of the period	833,626	733,740	13.6%

Supplemental disclosure of cash
flow information
Interest paid net of amount capitalized	7,600	5,137	47.9%
Income taxes paid	61,555	30,844	99.6%

Consolidated Statement of Operations
BR GAAP - Unaudited
R$ 000
	3Q05	3Q04	% Change

Net operating revenues
Passenger	665,374	497,757	33.7%
Cargo and Other	31,284	19,477	60.6%

Total net operating revenues	696,658	517,234	34.7%

Operating expenses
Salaries, wages and benefits	64,803	35,471	82.7%
Aircraft fuel	208,711	123,979	68.3%
Aircraft rent	62,135	49,429	25.7%
Supplementary rent	31,825	27,357	16.3%
Aircraft insurance	8,025	6,281	27.8%
Sales and marketing	80,439	67,275	19.6%
Landing fees	24,190	14,597	65.7%
Aircraft and traffic servicing	25,869	14,692	76.1%
Maintenance materials and repairs	5,951	12,944	-54.0%
Depreciation	8,523	5,463	56.0%
Amortization	198	144	37.5%
Other operating expenses	25,315	17,711	42.9%

Total operating expenses	545,984	375,343	45.5%

Operating income	150,674	141,891	6.2%

Other expense
Financial income (expense), net	21,155	(7,990)	-364.8%

Income before income taxes	171,829	133,901	28.3%
Income taxes current	(64,222)	(46,675)	37.6%
Income taxes deferred	6,831	(808)	-945.4%

Net income	114,438	86,418	32.4%

Net income per share	$0.59	$0.46	28.3%

Net income per ADS - US Dollar	$0.50	$0.31	61.3%

Number of shares by end of period (000)	195,269	187,543	4.1%

Consolidated Balance Sheet
BR GAAP - Unaudited
R$ 000
	September 30, 2005	June 30, 2005

ASSETS	1,997,273	1,918,417
Current Assets	1,445,888	1,523,900
Cash and cash equivalents	833,625	942,786
Receivables less allowance	515,779	483,944
Inventories	31,643	24,011
Recoverable taxes and deferred tax	21,959	19,921
Prepaid expenses	37,836	50,362
Other current assets	5,046	2,876
Long Term Assets	89,316	96,605
Deposits	26,716	30,866
Deferred Taxes	27,755	26,587
Prepaid Expenses	25,614	27,360
Other	9,231	11,792
Property and Equipment, net	462,069	297,912
Investments	1,749	1,499
Pre-delivery deposits for flight equipment	319,396	170,215
Property and equipment	135,684	123,148
Deferred	5,240	3,050
LIABILITIES AND SHAREHOLDERS' EQUITY	1,997,273	1,918,417
Current liabilities	425,787	462,364
Short-term borrowings	66,678	124,556
Accounts payable	34,988	33,066
Operating leases payable	10,285	10,837
Payroll and related charges	40,718	34,871
Profit participation	19,837	10,549
Sales tax and landing fees	16,877	14,892
Taxes and contributions payable	37,931	34,983
Air traffic liability	193,726	191,193
Other current liabilities	4,747	7,417
Long Term Liabilities	19,120	18,125
Operating leases payable	2,223	2,729
Provision for contingencies	12,008	11,190
Deferred taxes	4,889	4,206
Shareholders' Equity	1,552,366	1,437,928
Capital	990,804	990,804
Capital Reserves	89,556	89,556
Revenue Reserves	194,793	194,793
Retained earnings	277,213	162,775

Consolidated Statements of Cash Flows
BR GAAP - Unaudited
R$ 000
	3Q05	3Q04

Cash flows from operating activities
Net income (loss)	114,438	86,417
Adjustments to reconcile net income
provided by operating activities:
Depreciation	8,523	5,463
Amortization	198	144
Provision for doubtful accounts receivable	486	43
Provision for contingencies	5,707	(1,348)
Deferred income taxes	(6,831)	808
Changes in operating assets and liabilities
Receivables	(32,321)	(54,745)
Inventories	(7,632)	(1,052)
Prepaid expenses, other assets
and recoverable taxes	18,288	(24,562)
Accounts payable and long-term vendor payable	1,922	(432)
Deposits for aircraft and engine maintenance	-	13,320
Operating leases payable	(1,058)	(1,386)
Air traffic liability	2,533	18,498
Taxes payable	2,948	-
Payroll and related charges	15,135	2,253
Other liabilities	(4,891)	12,680

Net cash provided by (used in) operating activities	117,445	56,101
Cash flows from investing activities
Investments	(250)	-
Deposits for aircraft leasing contracts	4,150	(10,958)
Pre-delivery deposits	(149,181)	(3,646)
Acquisition of property and equipment	(23,447)	(12,885)

Net cash used in investing activities	(168,728)	(27,489)
Cash flows from financing activities
Short term borrowings, net	(57,878)	(22,119)
Goodwill special reserve	-	29,187

Net cash provided by financing activities	(57,878)	7,068
Net increase in cash and cash equivalents	(109,161)	35,680
Cash and cash equivalents at beginning of the period	942,786	696,169

Cash and cash equivalents at end of the period	833,625	731,849

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2005

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.